UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

LANDOS BIOPHARMA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

515069102

(CUSIP Number)

RTW Investments, LP

Attn: Roderick Wong

40 10th Avenue, Floor 7,

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 515069102	SCHEDULE 13D

1	NAME OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,275,722*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,275,722*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,722*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.66%*
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA, OO

CUSIP No. 515069102	SCHEDULE 13D

1	NAME OF REPORTING PERSONS RTW Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,124,235*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,124,235*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,235*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.30%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 515069102	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,275,722*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,275,722*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,722*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.66%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

*	The above-referenced shares (the “Shares”) of Landos Biopharma, Inc. (the “Issuer”) reported herein are held in the form of common stock (the “Common Stock”). The Shares are held by RTW Master Fund, Ltd. and one or more funds (together the “Funds”), managed by RTW Investments, LP (the “Adviser”). The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all such Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 4,275,722 Shares, or 10.66% of the Issuer’s 40,100,674 Shares deemed issued and outstanding as of February 4, 2021, as disclosed in the Issuer’s Prospectus, as filed with the Securities and Exchange Commission on February 4, 2021. Roderick Wong, M.D., is the Managing Partner and Chief Investment Officer of the Adviser. This report shall not be deemed an admission that the Adviser, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address and principal office of the Issuer is 1800 Kraft Drive, Suite 216, Blacksburg, VA 24060.

Item 2.	Identity and Background

(a) – (c) and (f)

Each of RTW Investments, LP, RTW Master Fund, Ltd. and Roderick Wong (together, the “Reporting Persons”) is filing this statement.

The address and principal office of RTW Investments, LP and Roderick Wong is 40 10th Avenue, Floor 7, New York, New York 10014. The address and principal office of RTW Master Fund, Ltd. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001 Cayman Islands

The principal business of RTW Investments, LP is serving as investment adviser to the Funds. Roderick Wong, M.D., is the Managing Partner and Chief Investment Officer of RTW Investments, LP. Dr. Wong is also serves on the Board of Directors of the Issuer.

The place of organization for RTW Investments, LP and RTW Master Fund, Ltd. is Delaware and the Cayman Islands respectively. Dr. Wong is a citizen of the United States of America.

(d) – (e)

During the past five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In August 2019, the Issuer entered into a Series B Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer issued and sold an aggregate of 8,036,574 shares of Series B convertible preferred stock at a purchase price of $7.4981 per share for an aggregate purchase price of $51.7 million. The Series B convertible preferred stock automatically convert into 1.8249 shares of the Issuer’s common stock immediately upon closing of the Issuer’s initial public offering. Effective immediately upon the closing of the Issuer’s initial public offering of its common stock, each share of Series B convertible preferred stock automatically converted at a ratio of one-for-1.8249 shares of the Issuer’s common stock.

As of the filing date of this Schedule 13D, the Reporting Persons were deemed to beneficially hold 4,275,722 shares of the Issuer’s common stock, which consisted of 3,045,000 shares of common stock received as result of the conversion of Series B convertible preferred stock purchased pursuant to the Purchase Agreement at a ratio of one-for-1.8249 shares of the Issuer’s common stock and 625,000 shares of common stock purchased on the open market for an aggregate purchase price of $10,000,000. The Shares acquired pursuant to the Purchase Agreement and on the open market were purchased with working capital of the Funds.

The August 9, 2019 Amended and Restated Investor’s Rights Agreement, by and among the Issuer and each of the investors listed on Schedule thereto, is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 3 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Items 7 through 11 and 13 of the cover pages of this Schedule 13D and the footnote thereto are incorporated herein by reference. (c)

Except as described herein, neither Reporting Person has acquired or disposed of any shares of Common Stock during the past 60 days.

(d) – (e)

Not applicable.

SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Amended and Restated Investor’s Rights Agreement, by and among the Issuer and each of the investors listed on Schedule thereto, dated August 9, 2019, is filed as Exhibit 1 hereto and incorporated herein by reference.

Series B Preferred Stock Purchase Agreement, by and among the Issuer and the investors listed on Exhibit A attached thereto, dated August 9, 2019.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Amended and Restated Investor’s Rights Agreement, by and among the Issuer and each of the investors listed on Schedule thereto. †

2.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.

3.	Series B Preferred Stock Purchase Agreement, by and among the Issuer and the investors listed on Exhibit A attached thereto. †

†	Incorporated by reference from Exhibit 10.1 with that certain Form S-1 Registration Statement filed with the U.S. Securities and Exchange Commission on January 13, 2021 by Landos Biopharma, Inc.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong
Roderick Wong, M.D., Managing Partner

RTW MASTER FUND, LTD.

By:	/s/ Roderick Wong
Roderick Wong, M.D., Director

RODERICK WONG

By:	/s/ Roderick Wong
Roderick Wong, M.D., Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).